Dynamotive Energy Systems Corporation
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 267924108
Code: DYMQ

Registered holders and beneficial owners of a company’s securities may elect annually to receive a copy of a company’s annual and interim financial statements and the corresponding management discussion and analysis (“MD&A”) of those statements.

If you wish to receive printed copies of these materials for Dynamotive Energy Systems Corporation (the “Company”), please complete this form and return it to:

Attention: Stock Transfer Department
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario, M5J 2Y1

[ ]	Please send me ONLY the audited financial statements and corresponding MD&A.

[ ]	Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements.

[ ]	Please send me BOTH the audited financial statements and the quarterly interim financial statements and corresponding interim MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company’s previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED: ___________________________, 2007.
Signature

Name of Registered/Non-Registered Shareholder - Please Print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.